Qorus.com, Inc.
                       936A Beachland Boulevard, Suite 13
                              Vero Beach, FL 32963
                                 (772) 231-7544
                               (772) 231-5947 fax

                                September 7, 2005

VIA EDGAR AND FACSIMILE

Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549

            Re:   Qorus.com, Inc.
                  Information Statement Pursuant to Section 14(f) of
                  the Securities Exchange Act of 1934 and Rule 14f-1
                  thereunder Filed August 24, 2005
                  File Number 005-58071
                  --------------------------------------------------------------

Dear Mr. Duchovny:

            On behalf of Qorus.com, Inc. (the "Company"), we respond as follows to the Staff's comments received on September 2, 2005 under letter dated September 2, 2005 relating to the above-captioned Information Statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Directors and Officers, page 13

1. We note your disclosure regarding the change of control that occurred on June 22, 2004. Please provide the information required by Item 6(d) of Schedule 14A.

      The Information Statement filed August 24, 2005 addresses the proposed change of control which will be effected upon the closing of the Exchange Agreement dated as of August 11, 2005. Your comment addresses a change of control transaction that was completed June 22, 2004 and was fully disclosed in a 14f-1 Information Statement filed with the SEC on June 10, 2004. We do not believe additional disclosure in this current Information Statement on a change of control transaction that occurred over one year ago and has been fully disclosed in a separate Information Statement is required nor beneficial to the overall disclosure of the current proposed change of control transaction.

Daniel F. Duchovny, Esq.
September 7, 2005
Page 2

Conflicts of Interest, page 14

2. We note your disclosure that you will engage Keating Securities to act as a financial advisor. We note similar disclosures in the sections "Board Meetings and Committees" and "Board Meetings; Nominating and Compensation Committees" that refers to future events. Please revise your disclosure to clarify whether you have already engaged the financial advisors, as appears the case from disclosure elsewhere in the filing. Note that the requirements of Item 7 of
Schedule 14A generally require information with respect to past events.

      Disclosures regarding the proposed engagement of Keating Securities to act as a financial advisor are found in the sections "Proposed Change of Control Transaction," "Conflicts of Interest," and "Certain Relationships and Related Party Transactions." Each disclosure clearly indicates that Keating Securities will be engaged by the Company at or prior to the Closing of the Exchange Agreement. The engagement of Keating Securities is a condition to the Closing of the Exchange Agreement. We further believe that the disclosure of the proposed engagement of Keating Securities is a material disclosure despite the fact that it is a future event (i.e., a condition to the closing of the proposed change of control transaction). Following the closing of the transactions under the Exchange Agreement, the Company intends to file a Current Report on Form 8-K, in the time required by SEC rules, disclosing the appointment of Keating Securities as the financial advisor with the financial advisory agreement being included as an exhibit thereto.

      The disclosures in the sections "Board Meetings and Committees" and "Board Meetings; Nominating and Compensation Committees" that refer to future events were intended to be statements of fact also covering past events. However, we do not view any disclosure deficiency in our Information Statement with respect to this comment to be material.

Board Meetings; Nominating and Compensation Committees, page 15

3. We note that you do not have a method for security holders to communicate with your board of directors. Please provide the disclosure required by Item 7(h)(1) of Schedule 14A.

      Our current disclosure states that the shareholders may suggest director nominees to any member of the Board and further describes the type of information that should be submitted. However, the Board does not have a formal process for security holders to send communications to the Board. As explained in our Information Statement, the Board does not believe a formal process is appropriate in this case since the management and directors of the Company are the same persons and any communications from security holders would be brought to the Boards' attention by virtue of the co-extensive capacities served by Kevin R. Keating as our sole officer and director. We have no employees and all information sent to our principal office listed in our periodic reports and filings are received and handled by Mr. Keating. We believe that our current disclosure satisfies Item 7(h)(1) of Schedule 14A.

Daniel F. Duchovny, Esq.
September 7, 2005
Page 3

Security Ownership of Certain Benefcial Owners and Management, page 20

4. We note on page 5 that KRM Fund, the Elwin members and Gateway have agreed to vote their securities to elect director designees and approve an amendment to your organization's documents. Please tell us your basis for not including each of these parties' securities in the beneficial ownership tables included in this section. See Rule 13d-3 for guidance on the determination of beneficial ownership.

      KRM Fund, the Elwin Members and Gateway will, as a condition to Closing of the transactions under the Exchange Agreement, enter into a voting agreement to vote their shares of the Company's voting securities: (i) to elect the Management Designates and KRM Designate to the Company's board for a period of one year following the Closing and to vote for such other persons that may be designated by Shushun Feng to fill any vacant position on the board of directors (other than KRM Designate), and (ii) to approve an increase in the number of authorized shares of the Company's common stock from 50,000,000 to 150,000,000, the Reverse Split and the change of the Company's corporate name (collectively, the "Actions").

      The voting agreement will further provide that if any such party fails to vote its shares to approve each of the Actions, such party has granted to Shushun Feng proxy to vote their shares to approve such Actions. As such, Shushun Feng has no voting power over such party's shares with respect to any matters other than the Actions. The agreement among the parties to vote their shares for designated directors does not give any other party the power to vote or direct the voting of such shares.

      Due to the limited and conditional nature of Shushan Feng's power to vote the shares solely to approve the Actions, we do not believe that KRM Fund, the Elwin Members and Gateway form a group which requires that their shares be aggregated for purposes of the beneficial ownership rules under Rule 13d-3. Accordingly, we believe that the beneficial ownership tables included in the Information Statement are adequate and appropriate.

      In view of the foregoing responses, we respectfully submit that no amendments to our Information Statement filed August 24, 2005 are necessary or should be required.

      The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Daniel F. Duchovny, Esq.
September 7, 2005
Page 4

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any further questions or comments based on our response set forth above, please kindly contact me as soon as possible.

                                                Very truly yours,


                                                /s/ Kevin R. Keating
                                                Kevin R. Keating
                                                President and Director